FOR IMMEDIATE RELEASE

Media Contacts:
Hiebing
Marcie Waters	Erin Elliott
608-256-6357	920-592-3555
mwaters@hiebing.com	eelliott@hiebing.com

Investor Relations Contact:
Schneider
Pat Costello
920-592-SNDR (7637)
investor@schneider.com

Schneider National, Inc. Elects James L. Welch to Its Board of Directors

GREEN BAY, Wis. – (August 3, 2018) – The Board of Directors of Schneider National, Inc. (NYSE: SNDR) announced today that it has increased the number of directors on the Board to 10 and appointed James L. Welch as a director. The Board also appointed Welch to Schneider’s Governance Committee and the Audit Committee.

Welch served as Chief Executive Officer of YRC Worldwide, a $5 billion transportation company providing LTL transportation services throughout North America, from July 2011 until April 2018. He holds a Bachelor of Science Degree from West Texas A&M University. In addition, he has attended the Executive Development Program at Yale University and the Center for Service Leadership at Arizona State University.

He has been involved in the LTL industry for more than 35 years and the transportation industry for 40 years. Prior to returning to YRC Worldwide in 2011, he was the President and Chief Executive Officer of Dynamex Inc., a position he took following a 29-year career at Yellow Transportation, a YRC Worldwide subsidiary. He began his career with Yellow when he was 23 and rose through the ranks to serve as President and Chief Executive Officer from 2000-2007.

Welch is also a Director at SkyWest, Inc. since 2007 and serves on the Audit, Governance and Safety committees.

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Previously he served as an Independent Director at Dynamex, Inc. (2008-2011), Roadrunner Transportation Systems, Inc. (2009-2011), Spirit AeroSystems Holdings, Inc. (2008-2011) and Erickson Air-Crane (2012-2016).

About Schneider
Schneider is a leading transportation and logistics services company providing a broad portfolio of premier truckload, intermodal and logistics solutions and operating one of the largest for-hire trucking fleets in North America.

Source: Schneider SNDR

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